Exhibit 99.1

ICON Reports Solid First Quarter, with EPS up 6% Year on Year

Highlights – First Quarter Fiscal 2010

* First quarter net revenues were $219 million.

* Income from operations was $26.8 million.

* Operating margin of 12.2%.

* Diluted earnings per share increased by 2 cent on last year to 37c.

* Net new business wins in the quarter of $265m, representing a book-to-bill ratio of 1.2.

DUBLIN--(BUSINESS WIRE)--April 27, 2010--ICON (NASDAQ:ICLR)(ISIN:IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the first quarter ended March 31, 2010.

Net revenues for the quarter were $219 million, in line with net revenues of $219.8 million for the comparative quarter last year.

Income from operations was $26.8 million or 12.2% of revenue, compared to $26.9 million or 12.2% for the same quarter last year. Net income was $22.2 million or 37 cents per share on a diluted basis, compared with $20.9 million or 35 cents per share last year.

Days sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 33 days at March 31, 2010, compared to 33 days at December 31, 2009.

For the quarter ended March 31, 2010, cash provided from operating activities was $16.8 million and capital expenditure was $9.5 million. As a result, the company’s net cash, amounted to $200 million at March 31, 2010, compared to net cash of $194 million at December 31, 2009.

“As expected, 2010 has started solidly.” commented CEO Peter Gray. “Following lower booking levels and higher cancellations last year, we had indicated in our February guidance that we believed growth would re-emerge in the second half of 2010. While remaining cautious, with net bookings of $265 million for the quarter, and a pipeline of new opportunities that continues to solidify, we believe the conditions for a return to growth are coming into place. We are pleased with our continued good cash generation and are confident we have the balance sheet to support our growth plans.”

The company also announced that Mr. Ted Roberts, who has served as a non-executive director of the company since February 1998, retired at a meeting of the board held on April 19th. Mr. Declan McKeon was elected to succeed him at the same meeting and will also serve on the audit committee.

Dr. Bruce Given, chairman of the ICON plc board, commented “We are extremely grateful for the outstanding contribution Ted has provided to the ICON board over the last twelve years. Ted’s experience, built up over 40 years in the pharmaceutical industry, was a great benefit to the company as it emerged in the public markets and developed into the leading CRO it is today. His wisdom and support have been a significant factor in fostering that success.”

Declan McKeon was a partner in PricewaterhouseCoopers (PwC) from 1986-2007. Declan’s roles included leadership of the audit and business advisory team for PwC Ireland, membership on the PwC Europe audit and business advisory services executive and market sector lead for consumer and industrial products. Declan remains a consultant to PwC and sits on the audit committee of the Royal College of Surgeons in Ireland. Declan holds a Bachelor of Commerce and Masters in Business Studies from University College Dublin and is a Fellow of The Institute of Chartered Accountants in Ireland.

“We are delighted that Declan is joining our board” commented Dr,.Given, “The breath of his industry experience, gained while a partner with PWC, will enable him to bring fresh perspectives on our market and will complement the strengths and talents of our existing board members.”

The company will hold its first quarter conference call today, April 27, 2010 at 9:30 EST [14:30 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://www.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

The statements made in this Press Release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this Press Release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

The financial information presented herein has been prepared in accordance with U.S. GAAP.

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 69 locations in 39 countries and has approximately 7,300 employees. Further information is available at www.iconplc.com.

Source: ICON plc

ICON/ICLR-F

ICON plc

Consolidated Income Statements (Unaudited)

Three Months ended March 31, 2010 and March 31, 2009
(Dollars, in thousands, except share and per share data)

	Three Months Ended
	March 31,	March 31,
	2010	2009

Gross Revenue	309,551	318,538

Reimbursable expenses	90,439	98,707

Net Revenue	219,112	219,831

Costs and expenses
Direct costs	131,318	124,168
Selling, general and administrative	52,294	61,258
Depreciation and amortization	8,722	7,490

Total costs and expenses	192,334	192,916

Income from operations	26,778	26,915

Net interest expense	(192)	(736)

Income before provision for income taxes	26,586	26,179

Provision for income taxes	4,387	5,235

Net income	22,199	20,944

Net income per ordinary share
Basic	$0.38	$0.36

Diluted	$0.37	$0.35

Weighted average number of ordinary shares
Basic	59,122,650	58,537,795

Diluted	60,313,774	59,771,335

ICON plc

Summary Balance Sheet Data

March 31, 2010 and December 31, 2009
(Dollars, in thousands)

	March 31,	December 31,
	2010	2009
	(Unaudited)	(Audited)
Cash and short-term investments	199,744	194,028

Accounts receivable	183,445	191,924
Unbilled revenue	92,480	92,080
Payments on account	(163,589)	(165,198)
Total	112,336	118,806

Working Capital	260,553	235,906

Total Assets	897,101	908,398

Shareholder's Equity	584,981	572,246

Source:	ICON plc

Contact:	Investor Relations 1-888-381-7923 or
	Ciaran Murray CFO + 353 1 291 2000
	Brendan Brennan VP CorpFinance/IR + 353 291 2000
	All at ICON.

	http://www.iconplc.com

CONTACT:
ICON
Investor Relations, 1-888-381-7923
or
Ciaran Murray CFO, + 353 –1-291-2000
or
Brendan Brennan VP Corp Fin/IR, +353 1 291-2000